EXHIBIT 21

Name	State of Incorporation	Percentage Owned by Company
Vaso Diagnostics, Inc.	New York	100%
VasoMedical, Inc.	Delaware	100%
Vasomedical Global Corp.	New York	100%
Vasomedical Solutions, Inc.	New York	100%
VasoHealthcare IT Corp.	Delaware	100%
VasoTechnology, Inc.	Delaware	100%
NetWolves Network Services LLC	Florida	100%
EECP Global Corporation	New York	49%
Fast Growth Enterprises Limited	British Virgin Islands	100%